Nirek rESOURCES inc.	1320-4 King St. W. Toronto, ON www.nirekresources.com info@nirekresources.com

Form RW

June 22, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Nirek Resources Inc. Guardians of Gold Inc. Request to Withdraw Registration Statement on Form F-4 SEC File No. 333-172586

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nirek Resources Inc. (“NRI”) and Guardians of Gold Inc. (“GOG” and together with NRI, the “Companies”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Companies’ Registration Statement on Form F-4 (Registration No. 333-172586), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because GOG, as a domestic corporation, is ineligible to use Form F-4. No securities were sold pursuant to the Registration Statement.

The Companies request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of NRI for future use.

Should you have any questions regarding the withdrawal, please contact the Companies’ legal counsel, Matthew McMurdo of Nannarone & McMurdo, LLP. at (917) 318-2865.

Nirek rESOURCES inc.	1320-4 King St. W. Toronto, ON www.nirekresources.com info@nirekresources.com

Thank you for your assistance in this matter.

Sincerely,

Nirek Resources Inc.

/s/ Abraham Arnold

Abraham Arnold

President

Guardians of Gold Inc.

/s/ Ron Haller

Ron Haller

Secretary and Director